SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

zipRealty Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 98974V107	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI, LP (“Vanguard VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,032,261 shares, except that Vanguard VI Venture Partners, L.L.C. (“Vanguard VI Venture Partners”), the general partner of Vanguard VI, may be deemed to have sole power to vote these shares, and Jack M. Gill (“Gill”), Robert D. Ulrich (“Ulrich”) and Donald F. Wood (“Wood”), the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,032,261 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 98974V107	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Affiliates Fund, L.P. (“Vanguard VI Affiliates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 98974V107	13 G	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Annex Fund, L.P. (“Vanguard VI Annex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 98974V107	13 G	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Venture Partners L.L.C. (“Vanguard VI Venture Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 98974V107	13 G	Page 6 of 15

1	NAME OF REPORTING PERSON Jack M. Gill (“Gill”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 98974V107	13 G	Page 7 of 15

1	NAME OF REPORTING PERSON Robert D. Ulrich (“Ulrich”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 98974V107	13 G	Page 8 of 15

1	NAME OF REPORTING PERSON Donald F. Wood (“Wood”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,812 shares.
6

SHARED VOTING POWER.

2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 19,812 shares.
8

SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 98974V107	13 G	Page 9 of 15

ITEM 1(A).

NAME OF ISSUER

zipRealty Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2000 Powell St., Suite 300

Emeryville, California 94608

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Vanguard VI, L.P., a Delaware limited partnership (“Vanguard VI”), Vanguard VI Affiliates Fund, L.P., a Delaware limited partnership (“Vanguard VI Affiliates”), Vanguard VI Annex Fund, L.P., a Delaware limited partnership (“Vanguard VI Annex”) and Vanguard VI Venture Partners, L.L.C., a Delaware limited liability company (“Vanguard VI Venture Partners”) and Jack M. Gill (“Gill”), Robert D. Ulrich (“Ulrich”) and Donald F. Wood (“Wood”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex.  Gill, Ulrich and Wood are managing members of Vanguard VI Venture Partners and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Vanguard Ventures

560 S. Winchester Blvd.
Suite 500
San Jose CA 95128

ITEM 2(C)

CITIZENSHIP
Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex are Delaware limited partnerships.  Vanguard VI Venture Partners is a Delaware limited liability company.  Gill, Ulrich and Wood are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 98974V107

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 98974V107	13 G	Page 10 of 15

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and the limited liability company agreement of Vanguard VI Venture Partners, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP NO. 98974V107	13 G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2009

VANGUARD VI, L.P., a

Delaware Limited Partnership

VANGUARD VI AFFILIATES FUND, L.P., a

Delaware Limited Partnership

VANGUARD VI ANNEX FUND, L.P., a

Delaware Limited Partnership

VANGUARD VI VENTURE PARTNERS, L.L.C., a

Delaware Limited Liability Company

By:

/s/ Ken Shilling

Ken Shilling

Attorney-in-Fact

Jack M. Gill

Robert D. Ulrich

Donald F. Wood

By:

/s/ Ken Shilling

Ken Shilling

Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/04/2001

CUSIP NO. 98974V107	13 G	Page 12 of 15

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	13
Exhibit B: Power of Attorney	14

CUSIP NO. 98974V107	13 G	Page 13 of 15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 12, 2009

VANGUARD VI, L.P., a

Delaware Limited Partnership

VANGUARD VI AFFILIATES FUND, L.P., a

Delaware Limited Partnership

VANGUARD VI ANNEX FUND, L.P., a

Delaware Limited Partnership

VANGUARD VI VENTURE PARTNERS, L.L.C., a

Delaware Limited Liability Company

By:

/s/ Ken Shilling

Ken Shilling

Attorney-in-Fact

Jack M. Gill

Robert D. Ulrich

Donald F. Wood

By:

/s/ Ken Shilling

Ken Shilling

Attorney-in-Fact

CUSIP NO. 98974V107	13 G	Page 14 of 15

Exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Vanguard VI Venture Partners, L.L.C. or such other person or entity as is designated in writing by Ken Shilling (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Ken Shilling (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

January 21, 2007

Vanguard VI Venture Partners, L.L.C.

a Delaware Limited Liability Company

By:__/s/Robert D. Ulrich

Managing Member

January 21, 2007

Vanguard VI, L.P.,

a Delaware Limited Partnership

By:

Vanguard VI Venture Partners, L.L.C.,

Its General Partner

By:__/s/Robert D. Ulrich

Managing Member

CUSIP NO. 98974V107	13 G	Page 15 of 15

January 21, 2007

Vanguard VI Affiliates Fund, L.P.,

a Delaware Limited Partnership

By:

Vanguard VI Venture Partners, L.L.C.,

Its General Partner

By:__/s/Robert D. Ulrich

Managing Member

January 21, 2007

Vanguard VI Annex Fund, L.P.,

a Delaware Limited Partnership

By:

Vanguard VI Venture Partners, L.L.C.,

Its General Partner

By:__/s/Robert D. Ulrich

Managing Member

January 21, 2007

By: _/s/Jack M. Gill

Jack M. Gill

January 21, 2007

By:__/s/Robert D. Ulrich

Robert D. Ulrich

January 21, 2007

By:__/s/ Donald Wood

Donald Wood

January 21, 2007

Gill Partners, Ltd.

By:__/s/Jack M. Gill

Name: Jack M. Gill

Title: President